February 4, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Phunware, Inc. Registration Statement on Form S-3 File No. 333-262461

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on February 9, 2022, or as soon thereafter as is practicable.

Please contact Jeff McPhaul with Winstead PC at (214) 745-5394 once the Registration Statement is declared effective.

PHUNWARE, INC.
By:    /s/ Alan S. Knitowski
Alan S. Knitowski
Chief Executive Officer